SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of FEBRUARY 4, 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






                  TELECOM ITALIA AWARDS MARCONI EURO 80 M NEXT
                       GENERATION ACCESS NETWORK CONTRACT


New network infrastructure will develop new services and reduce operating costs; new GBP50 million contract for the supply of the access network awarded to Marconi


London, February 4, 2003 - Marconi (MONI) today announced that it has been awarded a two year frame contract worth an estimated 80 million Euro (GBP52 million) to help Telecom Italia develop a new broadband network that will allow the introduction of advanced multimedia services. The initiative, which is in line with the wider investment plan that Telecom Italia has inn place for developing broadband, will allow the operator to upgrade its existing telephone exchanges to next generation technologies through a replacement of its existing access layer.

Marconi will supply its Access Hub platform and work alongside Italtel, which will supply switching technology and professional services, to build the new network infrastructure.

Marconi's Access Hub technology will enable the distribution of a variety of services to end users such as xDSL, traditional telephony and ISDN, interacting both with traditional telephone exchanges and with next generation, internet protocol (IP)-based systems.

The Marconi Access Hub is a multiservice access platform already in use in Telecom Italia's network.

"Thanks to this initiative, Telecom Italia is proceeding with its strategy of being a worldwide leader both in technological innovation and in the provision of high quality services on which we continue to invest significantly," said Stefano Pileri, Networks Director of Telecom Italia Domestic Wireline. "Thanks to this project, Marconi is confirmed as an important Telecom Italia partner, further widening its role as a strategic supplier of our network".

Giorgio Bertolina, Executive Chairman of Marconi Communications S.p.A. said:
"Telecom Italia is making significant investments in its access and switching network with the aim of providing its customers with multimedia and IP services in addition to traditional voice telephony services. This can happen today thanks to our broadband access platform."

"Once completed, the new network will allow the operator to "naturally" transition its customers towards a "triple play" ADSL service offering voice, data and video services alongside broadband Internet."



ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.



This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.



Marconi Contacts
Joe Kelly/David Beck
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: February 4, 2003